May 11, 2026
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Robert Arzonetti
Re:      Neptune Insurance Holdings Inc.
Registration Statement on Form S-1
Submitted May 11, 2026
CIK No. 0002067129
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Neptune Insurance Holdings Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on May 13, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Mark Mushkin at (212) 506-3507.
The Registrant hereby authorizes Mark Mushkin of Orrick, Herrington & Sutcliffe LLP to orally modify or withdraw this request for acceleration.
Thank you for your assistance in this matter.

Kind regards,

NEPTUNE INSURANCE HOLDINGS INC.

By:	/s/ Jim Steiner
Name: Jim Steiner
Title: Chief Financial Officer

cc:       Trevor Burgess, Neptune Insurance Holdings Inc.
Jim Steiner, Neptune Insurance Holdings Inc.
Matt Duffy, Neptune Insurance Holdings Inc.
Michael J. Sullivan, Orrick, Herrington & Sutcliffe LLP
Mark Mushkin, Orrick, Herrington & Sutcliffe LLP